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                                                      Filed by: Bancolombia S.A.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                                  Commission File No.: 333-09478
                                               Subject Company: Bancolombia S.A.


           DECISIONS OF BANCOLOMBIA'S BOARD OF DIRECTORS RELATING THE
            POSSIBLE COMBINATION WITH CONAVI S.A. AND CORFINSURA S.A.

MEDELLIN, COLOMBIA. OCTOBER 5, 2004

JP MORGAN SECURITIES INC.

With the purpose of furthering the study that will determine the feasibility of a combination between BANCOLOMBIA, CONAVI and CORFINSURA, the Board of Directors of BANCOLOMBIA S.A. has approved the hiring of JP Morgan Securities Inc. to undertake the independent technical study that will determine the value of each of the financial institutions that would take part in the combination and the corresponding exchange ratio.

In order for the study to comply with section 2 of article 62 of the Estatuto Organico del Sistema Financiero (Decree 663 of 1993, as amended), the Superintendency of Banking will be asked to determine the suitability and independence of JP Morgan Securities Inc. for the performance of the study, in the terms of section 3 of the above mentioned article. In accordance with the (Colombian) law, the professional firm that undertakes the technical independent study "must be hired by the interested entities by mutual consent", and accordingly, CONAVI and CORFINSURA have agreed with the hiring of the above mentioned firm for the aforementioned effects.

FAIRNESS OPINION

In order to have the best elements of judgment about the valuation process that JP Morgan Securities, Inc. will undertake, in case its suitability and independence is certified by the Superintendency of Banking, the Bank's Board of Directors also authorized the administration to hire an investment banking firm, who would be hired solely by the Bank, to analyze the independent technical study and issue a fairness opinion concerning JP Morgan's such study.

PRESERVING THE TRADEMARKS

In the event the general shareholder meetings of the three financial institutions decide to go forward with the combination, the Board has recommended that, if possible, the trademarks of said entities be preserved by the entity or entities that survive or result from the combination.

If Bancolombia does decide to combine with Conavi and Corfinsura, it may do so by a process involving the filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4 and other relevant documents concerning any such combination. We urge investors to read any such registration statement and any other relevant documents if and when filed with the SEC because they will contain important information. If filed, you may obtain any such documents free of charge at the SEC's website (www.sec.gov). In addition, you may obtain a copy of any such registration statement and any incorporated documents free of charge from Mauricio Botero at
(574) 510 8866. A copy of this document has been or will be filed with the SEC pursuant to Rules 165 and 425 under the U.S. Securities Act of 1933.